February 24, 2025

Hunter Horsley
President and Treasurer
Bitwise Dogecoin ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, CA 94104

       Re: Bitwise Dogecoin ETF
           Registration Statement on Form S-1
           Filed January 28, 2025
           File No. 333-284553
Dear Hunter Horsley:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1.     Please provide us a copy of your fact sheet for our review.
Prospectus Summary
Overview of the Trust, page 1

2. Please revise to disclose here that Shareholders have no voting rights under the Trust
       Agreement and that the Sponsor and Trustee may agree to amend the Trust Agreement or Sponsor Agreement without Shareholder approval. Also disclose here
       that any such amendment may increase fees or charges, including the Sponsor Fee, and disclose examples of why the Sponsor may make such changes. Disclose whether and how Shareholders will be notified of material amendments to the Trust or Sponsor
       Agreements, including any increases or changes to the Sponsor Fee. February 24, 2025
Page 2

Dogecoin, the Dogecoin Blockchain and the Dogecoin Network, page 1

3. Please clarify your statement on page 2 that Dogecoin is "one of the larger digital assets when measured by market capitalization" by disclosing the market capitalization of Dogecoin and how it compares to those of other crypto assets. In
       addition, please provide quantitative disclosure here and in the first complete risk factor on page 11 regarding the historic volatility of the price of Dogecoin. Further, please disclose the transaction fees associated with transferring
Dogecoin.
The Trust's Investment Objective and Strategies, page 2

4. Please reconcile your disclosure on page 3 and throughout that the Trust will conduct creations and redemptions of Shares in-cash with the following:
           your statement at page 9 that "[d]isruptions at digital asset trading platforms could
           adversely affect   the ability of Authorized Participants to
purchase or sell
           Dogecoin and, therefore their ability to create and redeem shares"; your statement at page 17 that "the transfer of Dogecoin to and from
Authorized
           Participants is directed by the Sponsor"; and your disclosure on page 19 identifying the Authorized Participants or their
           agents/partners as a party that the Sponsor and the Trust engage with for
           Dogecoin transactions.
       Please revise or advise otherwise.
Purchases and Sales of Dogecoin, page 3

5. We note your disclosure on page 4 that purchases and sales of the Trust's Dogecoin may be facilitated through the Prime Execution Agent, an affiliate of the Dogecoin
       Custodian. Please revise in an appropriate section of the prospectus to describe the potential conflicts of interest associated with such an arrangement and the impact it may have on price.
The Trust's Fees and Expenses, page 6

6. We note your disclosure on pages 6 and 72 that "[t]he Sponsor may determine in its sole discretion to assume legal fees and expenses of the Trust in excess of $500,000 per annum." Please disclose the criteria the Sponsor will consider or the reasons the
       Sponsor may choose to pay expenses beyond the cap amount for legal fees and expenses, and, if so, whether and how Shareholders will be notified in this regard. In addition, please revise to disclose whether there is a cap for the aggregate expenses that the Sponsor has agreed to assume.
7. Please revise to clarify whether the Sponsor will assume the fees of the Dogecoin
       Trading Counterparties in connection with the purchase and sale of Dogecoin under the Trust-Directed Trade Model.
8.     We note your disclosure on page 6 that:
           the Trust is not responsible for paying any fees or costs associated with the transfer of Dogecoin to the Sponsor; and
           "[t]he Trust may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor, including, but not limited to, . . . Dogecoin Blockchain
 February 24, 2025
Page 3

           fees."
       Please revise to clarify when the Trust is responsible for paying Dogecoin Blockchain fees.
Risk Factors
In the event of a hard fork of the Dogecoin Blockchain..., page 21

9. We note your disclosure that in the event of a hard fork of the Dogecoin Blockchain, the Sponsor will, pursuant to the terms of the Trust Agreement, use its discretion to determine which network should be considered the appropriate network for the
       Trust   s purposes. In an appropriate section of the prospectus, please disclose the
       Sponsor   s policies and procedures for making this determination.
If a malicious actor obtains control of more than 50%..., page 23

10. Please expand this risk factor to provide examples of "51% attacks" that have occurred on crypto asset networks.
Congestion or delay in the Dogecoin Blockchain may delay..., page 29

11. Please expand this risk factor to discuss the recent congestion on the Dogecoin
       Network, which has resulted in delays in recording transactions. Regulatory Risk
Dogecoin's status as a "security"..., page 41

12. We note your statement that "[i]f Dogecoin is determined to be a 'security' under federal or state securities laws by the SEC or any other agency...."
Please revise this
       sentence to add after the phrase    determined to be    the phrase
offered and sold as.
       Also, please make corresponding revisions to the first sentence of the first paragraph on page 62.
13. Please revise to disclose your internal policies and procedures for analyzing whether
       Dogecoin is offered and sold as a "security" within the meaning of
Section 2(a)(1) of
       the Securities Act and disclose the risks of such internal policies and procedures, including that such policies and procedures are risk-based judgments made by the
       Sponsor and not a legal standard or determination binding on any regulatory body or court.
The Trust and Dogecoin Prices
Trust-Directed Trade Model, page 64

14. We note your disclosure on page 65 that transfer fees with respect to on-chain transfers from the Trust Dogecoin Account to and from the Dogecoin
Trading
       Counterparty will be paid by the Dogecoin Custodian. Please revise to clarify whether the Dogecoin Custodian will pay such transfer fees using the Trust's assets.
15. Please revise to disclose the material terms of the Dogecoin Trading Counterparty agreements, including the term, termination and indemnification provisions thereof, as applicable. In addition, please clarify whether, and to what extent, any of the
       Dogecoin Counterparties are affiliated with, or have any material relationships with, any of the Authorized Participants.
 February 24, 2025
Page 4
The CF Dogecoin - Dollar Settlement Price
Pricing Benchmark Methodology, page 66

16. Please revise to describe the impact that the use of the Contingency Calculation Rules could have on the NAV of the Trust.
Calculation of NAV, page 70

17. Please revise to disclose whether the Sponsor has agreements with any third parties for use of their valuation methods, and disclose whether the Sponsor has a license to use a secondary index. If so, please identify the third parties and the secondary index and describe how the value of Dogecoin is calculated by the valuation methods of such third parties and the secondary index. In addition, please disclose what policies or procedures you have in place if the Pricing Benchmark becomes unavailable or the
       Sponsor determines that it does not reflect an accurate Dogecoin price.
18. We note your disclosure on page 70 that "[t]he pause between 4:00 p.m. and 5:30 p.m.
       (or later) provides an opportunity for the Sponsor to algorithmically detect, flag, investigate, and correct unusual pricing should it occur." Please revise to clarify how any such correction would impact the Pricing Benchmark and/or NAV.
19.    Please revise to disclose here who calculates the ITV.
Amendments, page 76

20. Please revise your disclosure on page 76 to define "Dogecoin Baskets." Custody of the Trust's Assets, page 80

21. You disclose that the Dogecoin Custodian will keep a "substantial portion" of the private keys associated with the Trust's Dogecoin in cold storage or "similarly secure technology" with any remainder held in a Hot Dogecoin Account. Please revise to disclose the percentage of the Dogecoin that is held in cold storage and describe the
       "similarly secure technology" used to hold the private keys.
The Prime Execution Agent and the Trade Credit Lender
The Trade Credit Lender, page 87

22. Please disclose the interest rate of Trade Credits. Also, please disclose the maximum
          Authorized Amount    of Trade Credits available to the Trust.
Creation and Redemption of Shares, page 91

23.    Please revise to address the following points:
           For creations, please clarify whether any excess cash will be returned to the
           Authorized Participants to the extent that the cash deposit amount exceeds the execution price of the Dogecoin acquired.
           For creation and redemption transactions, disclose whether the interest payable on
           Trade Credits utilized under the Trade Financing Agreement are included in the execution price and therefore the responsibility of the Authorized Participants.
           Clarify whether any costs or transaction fees associated with creations and redemptions are payable by the Trust.
 February 24, 2025
Page 5

Suspension or Rejection of Redemption Orders, page 94

24. Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.
Conflicts of Interest, page 98

25. Please revise this section to address any potential conflicts of interest between the
       Trust and the Prime Execution Agent, the Trade Credit Lender and the Dogecoin
       Trading Counterparties, as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or David Lin at 202-551-3552 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets